Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 30, 2009

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo, at 2:30 pm.

CHAIR:	Roberto Egydio Setubal.

QUORUM:	The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.	approved the financial statements for the period from January to September 2009 with unqualified opinions issued by the Fiscal Council and by the Independent Auditors;

2.
authorized their publication, through delivery to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (USA) and BCBA – the Buenos Aires Stock Exchange - Bolsa de Comercio de Buenos Aires (Argentina).

São Paulo (SP), October 30, 2009. (signed) Roberto Egydio Setubal  and Alfredo Egydio Arruda Villela Filho – Vice-Presidents; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer